FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2008	CRYPTOLOGIC LIMITED /s/ Stephen Taylor Stephen Taylor Chief Financial Officer

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FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

All figures in US$

CRYPTOLOGIC’S MILLIONAIRES CLUB™ ADDS A NEW MILLIONAIRE

Littlewoods Casino pays out more than $1.3 million on

CryptoLogic’s 9-line Millionaires Club jackpot slot game

May 7, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a leading software developer to the global Internet gaming market, has made another lucky online casino slot player an instant millionaire. On May 3 at 12:35 a.m. GMT, Millionaires Club, one of the internet’s most popular progressive slot games available exclusively to CryptoLogic licensees, awarded more than $1.3 million to a player at LittlewoodsCasino.com.

“Millionaires Club is a great example of CryptoLogic’s leadership through innovation — and of our commitment to giving customers a truly exceptional experience,” said Brian Hadfield, CryptoLogic’s President and CEO. “As we welcome another instant millionaire to the club, we also celebrate a game that’s earned global popularity — one that keeps players coming back again and again.”

Millionaires Club has made more instant millionaires in the last year than any other online casino game in history. The game has paid out more than $15 million in jackpot wins in the past year alone, with four players winning more than $1 million. Just last spring, CryptoLogic awarded the largest jackpot win in the history of online gaming — more than $8 million to a player from InterCasino.com. Just two weeks later, a player in the UK at LittlewoodsCasino.com won more than $4 million, the second highest jackpot in online history. The last big win was in December 2007, when a player won $2.2 million at WilliamHillCasino.com.

In addition to Millionaires Club, CryptoLogic’s award-winning casino lineup includes some of the industry’s most popular and visually-stunning online jackpot slot games, including the Frightmare slot series, Rags to Riches and the Rapid Fire jackpot series, the slots that trigger their jackpots more frequently than any other online. All CryptoLogic jackpot games feature dazzling animation, amazing bonus rounds and impressive prizes that can be won in pounds sterling, Euros or dollars. They can be played at some of the world’s top online gaming sites, including InterCasino, William Hill, Littlewoods, Playboy, WPT and others.

“This latest jackpot win is another example of CryptoLogic’s ability to deliver big prizes, big experiences and big results for our customers,” added Justin Thouin, CryptoLogic’s Vice President, Product Management and Business Development. “That’s one reason CryptoLogic has earned Gambling Online Magazine’s Top Casino Software Award — based on the votes of players — for three years running.”

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its

TEL (353) 1664-1682

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

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gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

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For more information, please contact:

Argyle Communications, (416) 968-7311
Dan Tisch, ext. 223/dtisch@argylecommunications.com
Karen Passmore, ext. 228/kpassmore@argylecommunications.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.